                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



(Mark One)

         (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                  For the fiscal year ended December 31, 2000

                                                      OR

         ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                  For the transition period from _____________ to _____________

Commission File Number:  33-76290


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              DOMINION HOMES, INC.
                            RETIREMENT PLAN AND TRUST

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              DOMINION HOMES, INC.
                                5501 FRANTZ ROAD
                                    P.O. 7166
                             DUBLIN, OHIO 43017-0766




                                                        Exhibit Index on Page 14

                              REQUIRED INFORMATION


         The following financial statements and schedules for Dominion Homes, Inc. Retirement Plan and Trust, which are prepared in accordance with the Employee Retirement Income Security Act of 1974 are being filed herewith:

Description                                                    Page No.
-----------                                                    --------

AUDITED FINANCIAL STATEMENTS:

Report of Independent Accountants                              Page 5

Statements of Net Assets Available for Benefits at             Page 6
December 31, 2000 and December 31, 1999

Statements of Changes in Net Assets Available for              Page 7
Benefits for the Years Ended December 31, 2000
and December 31, 1999

Notes to Financial Statements                                  Page 8


SUPPLEMENTAL SCHEDULES:

Line 4i  - Schedule of Assets (Held at Year End)               Page 13

Note: Supplement schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to Dominion Homes, Inc. Retirement Plan and Trust.

                 The following exhibit is being filed herewith:

Exhibit No.    Description                                        Page No.
-----------    -----------                                        --------

     1         Consent of Independent Public Accountants          Page 15

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.


DOMINION HOMES, INC.
RETIREMENT PLAN AND TRUST



Date:    June 27, 2001                                By: /s/ Terry E. George
                                                          ----------------------

                                                   Terry E. George, Co-Trustee

DOMINION HOMES, INC.
RETIREMENT PLAN AND TRUST
FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of Dominion Homes, Inc. Retirement Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Dominion Homes, Inc. Retirement Plan and Trust (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers LLP

Columbus, Ohio
June 1, 2001

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



DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------



                                                         2000            1999
ASSETS
    Investments, at fair value                        $8,030,413      $8,055,528
    Outstanding participants' loans                      150,422            --
    Employer contributions receivable                     41,077          56,493
    Employee contributions receivable                     29,424          32,787
    Receivable from custodian                               --            44,364
    Accrued interest and dividends receivable                615             395
                                                      ----------      ----------

         Total assets                                  8,251,951       8,189,567
                                                      ----------      ----------

LIABILITIES
    Accrued expenses                                      12,375          55,064
                                                      ----------      ----------

         Total liabilities                                12,375          55,064
                                                      ----------      ----------

         Net assets available for benefits            $8,239,576      $8,134,503
                                                      ----------      ----------


  The accompanying notes are an integral part of these financial statements.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------



                                                              2000                1999
ADDITIONS
    Employee contributions                                 $   980,444       $   775,251
    Employer contributions                                     554,386           485,080
    Interest and dividend income                               510,531           409,476
                                                           -----------       -----------
      Total additions                                        2,045,361         1,669,807

DEDUCTIONS
    Participant benefits                                    (1,071,860)         (653,015)
    Net depreciation in the fair value of investments         (823,487)         (365,973)
    Administrative expenses                                    (44,941)          (43,176)
                                                           -----------       -----------

      Net additions                                            105,073           607,643

Net assets available for benefits, beginning of year         8,134,503         7,526,860
                                                           -----------       -----------

Net assets available for benefits, end of year             $ 8,239,576       $ 8,134,503
                                                           ===========       ===========



  The accompanying notes are an integral part of these financial statements.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------



1.       DESCRIPTION OF THE PLAN

         Dominion Homes, Inc. (the Employer) established Dominion Homes, Inc. Retirement Plan and Trust (the Plan) effective July 1, 1985. The Plan is a defined contribution plan designed to comply with Sections 401(a) and (k) of the Internal Revenue Code. The following is a brief description of the Plan. Participants should refer to the plan document for a complete explanation of the Plan's provisions.

         Employees are eligible to participate in the Plan upon the latest of:
         a) the attainment of age 21; b) the completion of six months of service; and c) classification as a regular full-time employee, exclusive of employees for whom retirement benefits have been the subject of good faith collective bargaining.

         Participants designate the percentage of employer and participant contributions invested in the fourteen investment fund options. These options include:

          -        Dominion Homes Stock
          -        EB Money Market Fund
          -        Prism MaGIC Fund
          -        Victory LifeChoice Conservative Investor Fund
          -        Victory LifeChoice Moderate Investor Fund
          -        Victory LifeChoice Growth Investor Fund
          -        Victory Diversified Stock Fund
          -        Victory Stock Index Fund
          -        Fidelity Advisors Growth Opportunities Fund (Class T)
          -        Janus Twenty Fund
          -        Janus Worldwide Fund
          -        INVESCO Dynamics Fund
          -        PIMCO Total Return Fund
          -        Franklin Small Cap Growth Fund


         The EB Money Market Fund and the Prism MaGIC Fund are KeyBank Common Trust Funds with investments in fixed income securities and guaranteed investment contracts. Participants may change their investment options on a daily basis.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------




         A participant in the Plan may enter into a salary reduction agreement with the Employer, authorizing the Employer to withhold a percentage of such participant's compensation and to contribute such amount to the Plan on their behalf. If a participant has not authorized the Employer to withhold at the maximum rate and desires to increase the total amount withheld for a plan year, such participant may authorize the Employer to withhold a supplemental amount up to 100% of their compensation for one or more pay periods. In no event may the sum of the amounts withheld under the Salary Reduction Agreement plus the supplemental withholding in any calendar year exceed $10,500. In accordance with Section 401(k) of the Internal Revenue Code, all amounts withheld from a participant's compensation in accordance with this section and contributed to their Salary Reduction Account are not to be included in the gross income of the participant for federal income tax purposes and are deemed, for tax purposes, to be an employee contribution to the Plan.

         The Employer is required to make matching contributions to the Plan from its current or accumulated profits, if any, equal to 100% of the first 3% of salary reduction contributions made by participants and 50% of the next 2% of salary reduction contributions, provided that the participant is employed on the last day of the plan year, subject to the limitations as published from time to time by the Internal Revenue Service. In no event may the sum of the amounts credited to a participant's Salary Reduction Account and Matching Contribution Account in any plan year exceed the lesser of 25% of the participant's compensation for the plan year or $30,000.

         A participant's interest in their Salary Reduction Account, Rollover Account, and Matching Contribution Account shall be fully vested and nonforfeitable at all times.

         Participants may borrow from their participant accounts a minimum of $1,000 up to a maximum amount equal to the lesser of 50% of their vested account balance or $50,000. Loan terms are not to exceed 5 years with the interest rate based on the rates available for similar loans from commercial lending institutions. The loans are collateralized by an assignment, pledge, or other security interest in the participant's vested account balance. Repayment of a loan is required to be made through payroll deductions on an after-tax basis in level payments of principal and interest.

         Benefits under the Plan are generally payable upon the earliest occurrence of a participant's death, disability or retirement at or after attainment of normal retirement age. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in their account, or in equal monthly, quarterly, semiannual or annual installments over a period not to exceed ten years. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Notwithstanding the

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


         foregoing, a participant's Salary Reduction Account may also be distributed in the event of certain financial hardships or the attainment of age 55.

         The Employer reserves the right at any time to amend or terminate this Plan or to suspend contributions thereto, provided that no such amendment, termination or suspension shall have the effect of giving the Employer any right or interest, or of revoking or diminishing the rights and interests of any participant in the funds then held by the Trustee.

2.       ACCOUNTING POLICIES

         The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to accounting principles generally accepted in the United States of America.

         INVESTMENT VALUATION AND INCOME RECOGNITION
         The Plan's investments are stated at fair value that is measured from quoted market prices as of the last business day of the plan year.

         Security transactions are reflected on a trade-date basis, which is not materially different from a settlement-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

         In the statements of changes in net assets available for plan benefits, the Plan presents the net depreciation in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

         ADMINISTRATIVE EXPENSES
         Administrative expenses are paid by the trustee from the net assets of the Plan. Approximately $45,000 and $43,000 in administrative expenses were incurred for the years ended December 31, 2000 and 1999, respectively.

         USE OF ESTIMATES
         The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in the net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------

         RISKS AND UNCERTAINTIES
         The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

3.       INVESTMENTS

         The following are investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 2000 and December 31, 1999:


                                                                                       2000
                               INVESTMENTS                                          FAIR VALUE

         Dominion Homes Stock Fund                                                   $ 1,299,393
         Victory LifeChoice Moderate Investor Fund                                     1,255,372
         Victory LifeChoice Growth Investor Fund                                       1,224,246
         Janus Twenty Fund                                                               821,809
         Victory Stock Index Fund                                                        742,829
         Victory Diversified Stock Fund                                                  633,377
         INVESCO Dynamics Fund                                                           576,621
         Janus Worldwide Fund                                                            522,751


                                                                                       1999
                               INVESTMENTS                                          FAIR VALUE
         Dominion Homes Stock Fund                                                   $ 1,085,681
         Victory LifeChoice Moderate Investor Fund                                     1,152,671
         Victory LifeChoice Growth Investor Fund                                       1,438,963
         Victory Stock Index Fund                                                        793,821
         Fidelity Advisor Growth Opportunities Fund                                      978,466
         Janus Twenty Fund                                                               720,698
         Janus Worldwide Fund                                                            515,264

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


4.       TAX STATUS

         The Plan has been designed to meet the requirements of Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code, as amended by the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has been granted favorable determination of tax-exempt status under Section 501(a).

         The Plan obtained its latest determination letter on May 6, 1996, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.       TRANSACTIONS WITH PARTIES-IN-INTEREST

         The Plan held, at fair value, $1,299,393 and $1,085,681 of Dominion Homes, Inc. common shares (Employer securities) at December 31, 2000 and 1999, respectively. The Plan purchased 16,169 and 10,192 shares of Dominion Homes, Inc. common shares at a cost of $100,535 and $88,974 in 2000 and 1999, respectively. The Plan sold 21,484 and 11,299 Dominion Homes, Inc. common shares for $150,977 and $71,720 with a realized gain of $33,940 and $10,276 in 2000 and 1999, respectively.

         Certain Plan investments are units of common/collective trusts and money market funds managed by Key Bank, an affiliate of Key Trust Company in 2000 and 1999. The Key Trust Company is the trustee as defined by the Plan for 2000 and 1999 and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $21,571 and $29,026 for the plan years ended December 31, 2000 and 1999, respectively.

6.       RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

         Net assets available for benefits and benefits paid to participants per the financial statements differ from the Form 5500 due to amounts allocated to withdrawing participants. Amounts allocated to withdrawing participants are recorded as liabilities on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date. Such amounts are not liabilities for financial reporting purposes.

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END)
DECEMBER 31, 2000

-------------------------------------------------------------------------------------------------------------------
IDENTITY OF ISSUER, BORROWER

LESSOR, OR SIMILAR PARTY                           DESCRIPTION OF INVESTMENT            SHARES       FAIR VALUE
----------------------------------------------------------------------------------------------------------------------
*  Key Trust Company                       EB Money Market Fund                         67,506      $   67,506

*  Key Trust Company                       Prism MaGIC Fund                             24,946         359,409

*  Dominion Homes, Inc.                    Common Shares                               153,993       1,299,393

*  Dominion Homes, Inc.                    Pooled Loans                                150,422         150,422

* Victory Funds                            Diversified Stock Fund                       43,175         633,377

* Victory Funds                            LifeChoice Conservative Investor Fund             3              33

* Victory Funds                            LifeChoice Moderate Investor Fund           112,893       1,255,372

* Victory Funds                            LifeChoice Growth Investor Fund             108,532       1,224,246

* Victory Funds                            Stock Index Fund                             34,744         742,829

Fidelity Advisors                          Growth Opportunities Fund (Class T)           4,271         254,418

Janus                                      Janus Twenty Fund                            14,997         821,809

Janus                                      Janus Worldwide Fund                          9,194         522,751

INVESCO Funds                              Dynamics Fund                                24,258         576,621

PIMCO Funds                                Total Return Fund                             4,183          43,465

Franklin Templeton Funds                   Franklin Small Cap Growth Fund                5,827         229,185

* Denotes a party-in-interest transaction

                              DOMINION HOMES, INC.
                            RETIREMENT PLAN AND TRUST
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2000

                           INDEX TO EXHIBITS
                           -----------------

Exhibit No.       Description                                    Page No.
-----------       -----------                                    --------

     1            Consent of Independent Public Accountants      Page 15